UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TORULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2009

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; changes in the international market; the increase of the price of energy (mainly power) and sometimes inadequate energy supply in the area where Shandong Fuwei locates, which may result in the increase of production cost, decrease of sales, and negatively influence the Company’s financial performance; uncertainty of various kinds of international barriers; uncertainty as to future profitability and its ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to the Company’s ability to successfully obtain financing and consequently continue the operation of the third BOPET production line, the construction of which has already commenced; uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; instability of power and energy supply; risks associated with possible defects and errors in its products; uncertainty as to its ability to protect and enforce its intellectual property rights; uncertainty as to its ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years and the potential impact resulting from the pending criminal litigation and related new developments to the major shareholders; uncertainty in the adverse effect resulting from the pending shareholders class action suit filed in the United States District Court for the Southern District of New York.  The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

On November 13 , 2009, the Company announced its unaudited consolidated financial results for the nine months period ended September 30, 2009.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(UNAUDITED)
(amounts in thousands except share and per share value)

	September 30, 2009		December 31, 2008

	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	15,822	2,318	15,823
Restricted cash	10,811	1,584	10,411
Accounts and bills receivable, net	25,495	3,735	38,579
Inventories	40,511	5,935	30,589
Advance to suppliers	7,822	1,146	6,846
Prepayments and other receivables	2,525	370	1,857
Deferred tax assets - current	1,023	150	457
Total current assets	104,009	15,238	104,562

Plant, properties and equipment, net	326,593	47,843	259,235
Construction in progress	235,940	34,563	319,408
Lease prepayments, net	22,114	3,240	22,507
Advanced to suppliers - Long Term	4,402	645	4,308
Goodwill	10,276	1,505	10,276
Deposit	21,000	3,076	17,613
Deferred tax assets - non current	4,903	719	1,995
Total assets	729,237	106,829	739,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	153,179	22,440	164,764
Accounts payables	29,007	4,249	23,301
Advance from customers	16,572	2,428	8,781
Accrued expenses and other payables	3,482	510	7,460
Total current liabilities	202,240	29,627	204,305

Long-term loan	15,000	2,197	5,000
Total liabilities	217,240	31,824	209,305

Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding as of September 30, 2009 and December 31, 2008)	13,323	1,952	13,323
Additional paid-in capital	311,907	45,692	311,907
Statutory reserve	29,338	4,298	29,338
Retained earnings	155,486	22,777	174,970
Other comprehensive income	1,675	247	1,061
Non-controlling interest	268	39	-
Total shareholders’ equity	511,997	75,005	530,599
Total liabilities and shareholders’ equity	729,237	106,829	739,904
The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(UNAUDITED)
(amounts in thousands except share and per share value)

	The Three Months			The Nine Months
	2009		2008	2009		2008
	RMB	US$	RMB	RMB	US$	RMB
Net sales	89,603	13,126	119,849	236,691	34,673	348,629
Cost of sales	(81,749)	(11,976)	(105,297)	(220,490)	(32,593)	(290,503)

Gross profit	7,854	1,150	14,552	14,201	2,080	58,126

Operating expenses
Selling expenses	(2,868)	(420)	(3,857)	(10,499)	(1,538)	(11,595)
Administrative expenses	(4,170)	(611)	(4,510)	(20,241)	(2,965)	(16,939)
Total operating expenses	(7,038)	(1,031)	(8,367)	(30,740)	(4,503)	(28,534)

Operating income/(loss)	816	119	6,185	(16,539)	(2,423)	29,592

Other income/(expense)
- Interest income	5	1	551	148	22	619
- Interest expense	(2,091)	(306)	(392)	(6,210)	(910)	(9,037)
- Others income, net	3,547	520	1,381	(335)	(49)	6,032

Total other income/(expense)	1,461	215	1,540	(6,398)	(937)	(2,386)

Income (loss) before income tax benefit/(expense)	2,277	334	7,725	(22,937)	(3,360)	27,206

Income tax benefit/(expense)	(264)	(39)	(617)	3,440	504	(2,505)

Net Income/(loss) before non-controlling interest in subsidiary	2,013	295	7,108	(19,497)	(2,856)	24,701
Net loss attributable to noncontrolling interests	(5)	(1)	-	(5)	(1)	-
Net income/(loss) attributable to the Company	2,018	296	7,108	(19,492)	(2,855)	24,701

Other comprehensive income
- Foreign currency translation adjustments	2	0.3	(300)	614	90	(133)
Comprehensive income	2,020	296	6,808	(18,878)	(2,765)	24,568

Earnings per share, - Basic and diluted	0.15	0.02	0.54	(1.49)	(0.22)	1.89
Weighted average number ordinary shares - basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500
The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2008
(UNAUDITED)
 (amounts in thousands except share and per share value)

	2009		2008
	RMB	US$	RMB
Cash flow from operating activities
Net income	(19,492)	(2,855)	24,701
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities
- Depreciation of property, plant and equipment	25,732	3,770	18,510
- Amortization of intangible assets	340	50	277
- Bad debt expense/(recovery)	3,767	552	662
- Non-controlling interest in subsidiary	(5)	(1)	-
Changes in operating assets and liabilities, net of
- Accounts receivable	11,751	1,721	(6,213)
- Inventories	(9,920)	(1,455)	(14,887)
- Advance to suppliers	(1,070)	(157)	(16,887)
- Prepaid expenses and other current assets	(6,437)	(943)	(1,970)
- Accounts payable	5,707	836	1,274
- Accrued expenses and other payables	(1,347)	(197)	1,479
- Advance from customers	7,791	1,141	4,056
- Tax payable	(6,101)	(894)	(3,007)

Net cash provided by operating activities	10,716	1,568	5, 137

Cash flow from investing activities
Purchases of property, plant and equipment	(93,092)	(13,636)	(4,912)
Restricted cash related to trade finance	(400)	(59)	50,811
Addition to construction in progress	83,469	12,227	(35,901)
Deposit for purchase	-	-	(21,000)

Net cash used in investing activities	(10,023)	(1,468)	(11,002)

Cash flow from financing activities
(Addition to)/transfer from Principal payments of short-term bank loans	(11,585)	(1,697)	(275,249)
Proceeds from short-term bank loans	10,000	1,465	253,714

Net cash (used in)/provided by financing activities	(1,585)	(232)	(21,535)

Effect of foreign exchange rate changes	892	141	(126)
Net increase (decrease) in cash and cash equivalent	(1)	10	(27,526)

Cash and cash equivalent
At beginning of period/year	15,823	2,308	30,909
At end of period/year	15,822	2,318	3,383

SUPPLEMENTARY DISCLOSURE:
Interest paid	5,991	878	9,578
Income tax paid	-	-	3,655

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd. (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Group.

The Group was established by certain members of the former management team and employees (the “Group Founders”) of Shandong Neo-Luck Plastics Co., Ltd (“Shandong Neo-Luck”), a company owned 59% by a PRC state-owned enterprise. Prior to filing for bankruptcy protection on September 24, 2004, Shandong Neo-Luck was engaged in the business of BOPET film production. Certain production-related assets of Shandong Neo-Luck, which had previously been mortgaged to the Bank of China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates, were acquired through public auction by Shandong Fuwei on October 9, 2003 for RMB156,000 as a result of the borrower’s default on various bank loans. Shandong Fuwei, established in the PRC on January 28, 2003 as a limited liability company, commenced its operations in July 2003. The principal activities of Shandong Fuwei are those relating to the design, production and distribution of plastic films. Shandong Neo-Luck was subsequently declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004.

Through its intermediate holding company, Fuwei (BVI), the Company acquired a 100% ownership interest in Shandong Fuwei on October 27, 2004 for a purchase price of RMB91,093. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) effective October 27, 2004. On December 25, 2004, Shandong Fuwei acquired additional production-related assets that were formerly owned by Shandong Neo-Luck for RMB119,280 through a public auction. Shandong Fuwei converted into a wholly-foreign owned enterprise in the PRC on January 5, 2005, with a registered capital of US$11,000 which increased to US$42,700 on December 31, 2006.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd.  Fuwei Films USA, LLC has a registered capital of US$10,000 and total investment amount of US$100,000. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. The operation of this subsidiary was insignificant as of September 30, 2009.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F. The results of the nine months period ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year ending December 31, 2009.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Group’s reporting currency is the Renminbi (“RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in reporting of assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange prevailing on that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for letters of credit. The Company has restricted cash of RMB10,811 (US$1,584) and RMB10,411 (US$1,519) as of September 30, 2009 and December 31, 2008, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Group does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average- weighted cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.. Any inventory markdown is classified in the income statement as a component of cost of good sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. There are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represents capital expenditures in respect of the new BOPET production line. No depreciation is provided in respect of construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of purchased cost over fair value of net assets of Shandong Fuwei’s acquired business. Goodwill is evaluated for impairment annually. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill resulted in no impairment losses.

Impairment of Long-lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas, respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group, instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Retirement and Other Post-retirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

Recently Issued Accounting Standards

In June 2009, the FASB issued ASC 105 (previously SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") - a replacement of FASB Statement No. 162), which will become the source of authoritative accounting principles generally accepted in the United States recognized by the FASB to be applied to nongovernmental entities. The Codification is effective in the third quarter of 2009, and accordingly, the Quarterly Report on Form 10-Q for the quarter ending September 30, 2009 and all subsequent public filings will reference the Codification as the sole source of authoritative literature. The Company does not believe that this will have a material effect on its consolidated financial statements.

In June 2009, the FASB issued ASC 855 (previously SFAS No. 165, Subsequent Events), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. It is effective for interim and annual periods ending after June 15, 2009. There was no material impact upon the adoption of this standard on the Company’s consolidated financial statements.

In June 2009, the FASB issued ASC 860 (previously SFAS No. 166, “Accounting for Transfers of Financial Assets”) , which requires additional information regarding transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company does not believe this pronouncement will impact its financial statements.

In June 2009, the FASB issued ASC 810 (previously SFAS No. 167) for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards are effective for us beginning in the first quarter of fiscal year 2010 and we are currently evaluating the impact that adoption will have on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, which amends ASC Topic 820, Measuring Liabilities at Fair Value, which provides additional guidance on the measurement of liabilities at fair value. These amended standards clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, we are required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, or quoted prices for similar liabilities when traded as assets. If these quoted prices are not available, we are required to use another valuation technique, such as an income approach or a market approach. These amended standards are effective for us beginning in the fourth quarter of fiscal year 2009 and are not expected to have a significant impact on our consolidated financial statements.
.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 3 - ACCOUNTS RECEIVABLES, NET

Accounts receivables at September 30, 2009 and December 31, 2008 consist of the following:

	9-30-2009		12-31-2008
	RMB	US$	RMB

Accounts receivable	29,388	4,305	41,245
Less: Allowance for doubtful accounts	(5,406)	(792)	(4,074)
	23,982	3,513	37,171
Bills receivable	1,514	222	1,408

	25,495	3,735	38,579
Bill receivables are bank’s acceptance bills, which are guaranteed by bank.

 NOTE 4-INVENTORIES

Inventories at September 30, 2009 and December 31, 2008 consist of the following:

	9-30-2009		12-31-2008
	RMB	US$	RMB

Raw materials	24,551	3,597	11,239
Work-in-progress	1,972	289	1,527
Finished goods	16,783	2,459	17,285
Consumables and spare parts	583	85	539
Inventory--impairment	(3,377)	(495)	-

	40,511	5,935	30,589

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	9-30-2009		12-31-2008
	RMB	US$	RMB

Buildings	38,508	5,641	34,807
Plant and equipment	419,330	61,429	330,106
Computer equipment	1,424	209	1,387
Furniture and fixtures	5,929	869	5,799
Motor vehicles	1,739	255	1,739
	466,930	68,402	373,838
Less: accumulated depreciation	(140,336)	(20,558)	(114,604)
	326,593	47,843	259,235

Total depreciation for the nine months periods ended September 30, 2009 and 2008 was RMB25,732 (US$3,770) and RMB18,510 (US$2,645), respectively. For the periods three months ended September 30, 2009 and 2008, depreciation expenses were RMB9,684 (US$1,419) and RMB6,202 (US$905), respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Construction in progress was RMB235,940 (US$34,563) ended September 30, 2009, and RMB319,408 (US$46,600) ended December 31, 2008, respectively.

NOTE 7 - LEASE PREPAYMENTS

As of September 30, 2009 and December 31, 2008, lease prepayments, net of amortization were RMB 22,114 (US$3,240) and RMB 22,507 (US$3,284), respectively.

Amortization of land use rights for the nine month periods ended September 30, 2009 and 2008 were RMB340 (US$50) and RMB 377(US$54), respectively. Amortization of land use rights for the three months ended September 30, 2009 and 2008was RMB 113 (US$ 17) and RMB 117 (US$ 17), respectively.

Amortization expenses for the next five years after September 30, 2009 are as follows:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 7 - LEASE PREPAYMENTS (continued)

	RMB	US$
1 year after	454	67
2 year after	454	67
3 year after	454	67
4 year after	454	67
5 year after	454	67

NOTE 8 – DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion”(“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB 50,000. In order to grow, Joyinn plans to increase its registered capital by RMB 52,000 to a total of RMB 102,000, and plans to accept Shandong Fuwei as a new shareholder to invest and buy its shares.

According to the LOI, Shandong Fuwei deposited RMB 26,000 (half of the would-be added register capital of RMB 52,000), to Joyinn as the prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB 5,000 and returned to the Company on June 18, 2008.

On June 30, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. As of September 30, 2009, the total amount of the deposit was RMB 21,000 (US$3,076).

On July 14, 2009, Shandong Fuwei and Joyinn “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” which extends the duration of former agreement to two (2) years that is, Fuwei has the option right to determine to continue or withdraw the investment prior to January 14, 2010, the expiration date of the agreement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS

Lender	Interest rate per annum	9-30-2009		12-31-2008
		RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- July 16, 2008 to June 10, 2009	5.84%	-	-	82,580
- July 18, 2008 to June 23, 2009	5.84%			60,000
- June 9, 2009 to June 8, 2010	5.84%	70,000	10,254	-
- June 9, 2009 to June 8, 2010	5.84%	70,000	10,254	-

Weifang Commercial Bank
- January 24, 2008 to January 12, 2009	0.00%			10,000
- January 30, 2008 to January 18, 2009	0.00%			10,000
- January 13, 2009 to January 12, 2010	0.00%	10,000	1,465	-

Bank of China
- March 13, 2008 to March 13, 2009	5.45%	(80)	(12)	2,184
- June 4, 2009 to June 4, 2010	1.38%	3,259	477	-

LONG-TERM LOANS
- December 2, 2008 to December 2, 2011	0.00%	5,000	732	5,000
- January 16, 2009 to January 12, 2012	0.00%	10,000	1,465	-

		168,179	24,637	169,764

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS (continued)

Notes:

During the year ended December 31, 2008, and the nine month period ended September 30, 2009, the Company entered into several loan agreements with Weifang Commercial Bank with terms ranging from one year to three years to finance its working capital, R&D investment, construction, and foreign trade. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of September 30, 2009 and December 31, 2008 were 5.84% and 6.32% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

On June 9, 2009, the Company entered into two loan contracts with Weifang Branch of Bank of Communication for RMB70 million each, with a maturity date of June 8, 2010. The annual interest rate is up by 10% based on the fixed benchmark interest rate 5.31% determined by the People’s Bank of China effective December 22, 2008. As of September 30, 2009, the interest rate in effect was 5.841%.

The Company entered into three interest free loan agreements with the Weifang Commercial Bank for the amount of (i) RMB10,000, effective January 13, 2009, with a maturity date of January 12, 2010; (ii) RMB10,000, effective January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5,000, effective December 2, 2008, with a maturity date of December 2, 2011. All of the above loans are interest-free loans.  These are industrial development fund loans administrated by the local government of Shandong Province, and made through the Weifang Commercial Bank, to be provided to local high-and –new tech enterprises for the purpose of enhancing innovation and technical research and development and to support their development. The proceeds of these loans have been used for construction of the trial production line and for research and development.

Long-term bank loans maturity for the next three years after September 30, 2009 are as follows:

	RMB	US$
1 year after
2 year after	5,000	732
3 year after	1,000	1,465

On March 13, 2008, Shandong Fuwei recommended a foreign currency portfolio from Bank of China Weifang branch, with expectation to reduce the cost of foreign exchange for Shandong Fuwei importing raw materials. The portfolio transactions are guaranteed by RMB2,264 security deposit for one-year foreign currency loan of US$319 with an interest rate of 5.45%. The outstanding loan of US$319 matured on March 13, 2009.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS (continued)

On June 4, 2009, Shandong Fuwei entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$477 which is secured by a deposit of RMB 3,259 with an interest rate of 1.38375%, 0.2% down float by trading day’s LIBOR interest, in order to reduce the currency translation cost of Shandong Fuwei.

Our total short-term loan as of September 30, 2009 was RMB 153.2 million (US$22.4 million), and total long-term loan as of September 30, 2009 was RMB 15 million (US$2.2 million).  We have pledged carrying amount RMB 344.7 million (US$ 50.5 million) of property, plant and equipment and lease prepayments as security for RMB 165.0 million (US$ 24.2 million) of the above outstanding indebtedness.  In the event that we default on all or any portion of this indebtedness, our lenders could foreclose on our assets.

NOTE 10-INCOME TAX

The Company is registered in Cayman Islands and has operations primarily in two tax jurisdictions, the PRC and Cayman Islands.

The provision for income taxes from operations consists of the following for the nine months periods ended September 30, 2009 and 2008:

	9-30-2009		9-30-2008
	RMB	US$	RMB
Cayman Islands Current Income Tax Expense (Benefit)	-	-	-

PRC Current Income Expense (Benefit)	-	-	2,560
Deferred Tax Expense (Benefit)	3,440	504	(55)

Total Provision for Income Tax	3,440	504	2,505

The following is a reconciliation of the provision for income taxes at the respective income tax rate to the income reflected in the Statement of Operations:

	9-30-2009	9-30-2008
Tax expense (credit) – Cayman Islands	0%	0%
Foreign income tax – PRC	15%	15%
Exempt from income tax due to tax holidays	0%	0%
Tax expense at actual rate	15%	15%

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10-INCOME TAX  (continued)

Cayman Islands Tax

Under the current law of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

United States Tax

The subsidiary located in South Carolina, which was established during Q2 2009, did not record any income tax expense due to net losses during the periods ended September 30, 2009. The actual tax benefit differs from the expected tax benefit computed by applying the United States corporate tax rate of 39% to loss before income taxes as follows for the periods ended September 30, 2009 and 2008:

	2009	2008
Expected tax benefit	34%	34%
State income taxes, net of federal benefit	5	5
Changes in valuation allowance	(39)	(39)
Total	-%	-%

The following table summarizes the significant components of the Company's deferred tax asset at September 30, 2009, and 2008:

	2009	2008
Deferred tax asset:	$695	$-
Valuation allowance	(695)	-

Net deferred tax asset	$—	$—

The Company recorded an allowance of 100% for its net operating loss carry-forward due to the uncertainty of its realization.

PRC Tax

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year exemption and the 3-year 50% reduction for Foreign Enterprise Income Tax holiday whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced in 2005. Shandong Fuwei was exempted from PRC income tax for the period from January 28, 2003 to December 31, 2006, and 50% reduction in tax rate for the year ended December 31, 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10-INCOME TAX  (continued)

According to the New Tax Law, from January 1, 2008, the standard corporate income tax rates for enterprises in the PRC will be reduced from 33% to 25%. However, an “encouraged hi-tech enterprise” will continue to be entitled a reduced corporate income tax rate of 15%.

Under the New Tax Law being effective from January 1, 2008, and in accordance with “Notification of the State Council on carrying out the Transitional Preferential Policies concerning Enterprise Income Tax”(Guo Fa [2007] No.39) promulgated by the State Council on December 26, 2007, an entity established before March 16, 2007 that was entitled to preferential tax treatment prior to the New Tax Law will be subject to transitional tax rate beginning in period 2008 (“ Transitional Tax rate”) before the new corporate income tax rate of 25% applies. For company currently enjoying a reduced tax rate of 15%, the Transitional Tax Rate is 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011and 2012 on wards respectively. The tax rate will transit to the standard tax rate of 25% for entities with current rate of 24% effective from January 1, 2008.

Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December 2008 and is enjoying the favorable income tax rate of 15% pursuant to the Enterprise Income Tax Law. Accordingly, the deferred taxes as of September 30, 2009, have been calculated employing the statutory rate of the Shandong Fuwei of 15%.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate as of September 30, 2009 and 2008:

	September 30, 2009	September 30, 2008
Tax at statutory rate	34%	34%
Foreign tax rate difference	(19%)	(19%)
Total	15%	15%

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of September 30, 2009 and December 31, 2008 are presented below.

	9-30-2009		12-31-2008
	RMB	USD	RMB
Current
Accounts receivable	119	18	(80)
Other receivables	904	132	538
	1,023	150	457

Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	1,886	276	1,993
Construction in progress, principally due to capitalized interest	422	62	422
Lease prepayments, principally due to differences in charges	(412)	(60)	(420)
Net operating loss carryforward	3,007	441	-
	4,903	719	1,995

Net deferred income tax assets	5,926	869	2,452

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10-INCOME TAX (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB12,544 prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2006. The profit before taxation for Shandong Fuwei for the years ended December 31, 2006, 2007 and 2008 was RMB69,933 (US$8,961), RMB51,941 (US$7,120) and RMB 21,1124 (US$ 3,082), respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

Effect of Adoption of FASB ASC 740, Income Taxes

In 2006, the Financial Accounting Standards Board (FASB) issued FIN 48 (ASC 740), which clarifies the application of SFAS 109 by defining a criterion that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and provides guidance on measurement, recognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transition provisions, the Company adopted FIN 48, effective January 1, 2007.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of September 30, 2009 is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of September 30, 2009, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

NOTE 11- EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards ASC 260 (previously SFAS 128, "Earnings per Share"). The standard requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS.

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11- EARNINGS PER SHARE (continued)

The weighted average number of shares used to calculate EPS was 13,062,500 for the nine months periods ended September 30, 2009 and 2008 respectively, and reflect only the shares outstanding for those periods.

The Company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock at September 30, 2009, the options were anti-dilutive and were not included when computing diluted earning per share.

Basic and diluted negative earnings per share were RMB1.49 (US$0.22) for the nine month period ended September 30, 2009 and basic and diluted earnings per share RMB1.89 (US$0.27) for the nine month period ended September 30, 2008.

Basic and diluted earnings per share were RMB0.15 (US$0.02) and RMB 0.54 (US$0.08) for the three month period ended September 30, 2009 and 2008, respectively.

The Company adopted ASC 718 (previously SFAS No. 123R - Share Based Payment), under the modified-prospective transition method on January 1, 2006. The standard requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of this standard includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for all share-based payments granted prior to and not yet vested as of January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with ASC 718 for all share-based payments granted after January 1, 2006. The standard eliminates the ability to account for the award of these instruments under the intrinsic value method proscribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and allowed under the original provisions of SFAS No. 123.

NOTE 12 - STOCK OPTION PLAN

On December 22, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the initial public offering, or IPO, of the Company. The stock option is exercisable at an exercise price equal to US$10.35 per ordinary shares and expires on December 22, 2011. The stock option and ordinary shares underlying the stock option may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months from the effective date. The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 12 - STOCK OPTION PLAN (continued)

Fair value of shares on measurement date	US$ 8.28 per share
Expected volatility	57.26%
Expected dividends	0.00%
Expected term (in years)	5
Risk-free rate	4.56%

The fair value of the Company’s shares was estimated based on the IPO price of US$8.28 per share. The expected volatility is estimated by reference to the historical volatility of comparable companies listed on the Nasdaq Global Market. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

As of September 30, 2009, there was no unrecognized compensation costs related to unvested stock options.

Following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2008	187,500	$10.35	$-
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, September 30, 2009	187,500	$10.35	$-

Following is a summary of the status of options outstanding at September 30, 2009:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price

$10.35	187,500	3. 25	$10.35	187,500	$10.35

NOTE 13 - COMMITMENTS AND CONTINGENCIES

 Commitments

Shandong Fuwei is operating through leasing a warehouse, offices and staff quarters. The term of these leases typically ranges from 1 to 3 years, and are renewable, subject to renegotiation of terms, upon expiration. Shandong Fuwei also operated a rental BOPET production line with Shandong Weifang Legang Food Co., Ltd. (“Legang”) for a term of three years, which began in April 2007. Due to the global financial crisis, the sales price continued to decline which resulted in significant loss in the first quarter of 2009. In March 2009, Shandong Fuwei stopped leasing the production line. The two parties agreed that the operating lease agreement would be terminated in April 2009 and Shandong Fuwei was not obligated to pay any rental fees for leasing the production line starting from April 2009.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13- COMMITMENTS AND CONTINGENCIES (continued)

On April 23, 2009, Fuwei Films (Holdings) Co., Ltd. agreed to co-invest with Newell Finance Management Co., Ltd. to set up a new Company, called Fuwei Films USA, LLC (“Fuwei USA”), by investing US$100.  The objective of Fuwei USA is to distribute the quality products of Fuwei Shandong in the US market, and provide fast and thorough services to the customers in the US. Fuwei USA started the distribution of the quality products of Fuwei Shandong from July 2009. As of September 30, 2009, the net sales for the three months of Fuwei USA’s operation was RMB759 (US$111).

Contingencies

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”). In that proceeding, DMT sought monetary damages against Shandong Neo-Luck for approximately US $1,250 plus interest relating to a claim of partial non-payment for the DMT production line, which Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Shandong Fuwei should not be a party to the proceeding, the arbitration should proceed with Shandong Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

A hearing was held by the ICC in November 2007. Subsequent to the hearing, at the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Shandong Neo-Luck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. Shandong Fuwei joined these discussions later as an interested party， in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.  As of September 30, 2009 US$90 was still left unpaid. As agreed by the Service Agreement, the remaining US$90 must be paid within 60 days after the commencement of services described in the Service Agreement.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In late April, 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450 was to be paid in installments by the end of December 2008. As of September 30, 2009, Neoluck Group has paid US$ 300 and still has US$150 outstanding to DMT.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13- COMMITMENTS AND CONTINGENCIES (continued)

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT, which might result in a liability for Shandong Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above-described settlement. It should be noted further that in such event Fuwei might have sustainable claims for damages against the Neoluck Group for its failure to perform its obligations under the Settlement Agreement.

HKG Arbitration

At December 31, 2007, Hampden Kent Group LLC had threatened the Company with an arbitration, seeking a penalty fee in the amount of US$ 3,800, relating to services allegedly performed by HKG in attempting to provide financing to Fuwei pursuant to an August 19, 2006 letter agreement (the "Letter Agreement") between the parties.  Pursuant to the Letter Agreement, any dispute between the parties would be arbitrated by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules. Pursuant to these rules, a demand for arbitration must be filed with the AAA regional office together with a filing fee by the claimant, in this case, HKG.

 In December 2007, HKG filed a demand for arbitration with the International Centre for Dispute Resolution of the AAA (“AAA/ICDR”). On January 28, 2008, the AAA/ICDR informed the Company that an arbitration proceeding would commence in accordance with its rules.  On February 18, 2008, HKG submitted an Amended Demand for Arbitration and Statement of Claim.

On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim. The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses. The Company also asserted a counterclaim against HKG for breach of the Letter Agreement, seeking to recover the over US$300 in fees and costs paid to HKG and other consequential damages.

On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.

At the request of HKG, the Company had agreed to attempt to resolve this dispute through mediation. A neutral mediator was appointed by the AAA/ICDR. On April 24, 2008, HKG unilaterally cancelled the mediation and sought to proceed with the arbitration. A panel of three arbitrators (the “Panel”) was appointed, and a hearing on the parties’ respective claims was scheduled to commence on September 22, 2008.   By orders dated September 9, 2008 and September 15, 2008, the Panel suspended the hearing pending receipt of a full deposit of the outstanding fees.  On November 7, 2008, the Panel advised that if payment of the outstanding fees was not remitted on or before February 6, 2009, the case would be terminated for nonpayment on that date.  This deadline was twice extended. By order dated February 23, 2009, the Panel directed that if payment of the full deposit was not remitted to the ICDR on or before March 23, 2009, the case would be terminated for nonpayment, and no further extensions would be contemplated by the Panel.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (continued)

On March 27, 2009, the Panel issued an order that this arbitration proceeding was terminated for nonpayment of the deposits due in accordance with Sections R-52 and R-54 of the Commercial Arbitration Rules of the AAA. The Company has not been ordered to pay any amount to HKG.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all persons who purchased the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders  violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all persons who purchased the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO, during the period from December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters, and certain of its executives  violated Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 by misrepresenting or omitting material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders.  The Court appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled, In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters (the “Underwriter Defendants”) — Maxim Group LLC, WR Hambrecht + Co., and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.

On May 14, 2008, the Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.  The Underwriter Defendants separately moved to dismiss the Amended Complaint.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou were served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

On March 10, 2009, the Company became aware of the initial verdict issued by the Jinan Intermediate People’s Court in the city of Jinan, Shandong Province, concerning the Company’s three major shareholders, Messrs. Jun Yin, Duo Wang and Tongju Zhou.  The verdict found the three major shareholders guilty of the crime of misappropriation of state-owned assets relating to tens of millions of RMBs worth of assets during the reorganization of Shandong Neoluck Plastics Co., Ltd.  The court sentenced Mr. Yin to death, with a stay of execution for two years.  Messrs. Zhou and Wang each received a sentence of life imprisonment. Messrs. Yin, Wang and Zhou challenged the verdict by submitting an appeal.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13- COMMITMENTS AND CONTINGENCIES (continued)

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou, and requested that the Court take judicial notice of this press release in adjudicating the then-pending motions to dismiss.  Plaintiffs argued that the initial verdict supports their claim that the DMT and Bruckner production lines were wrongfully transferred from Shandong Neo-Luck Plastics Co., Ltd. to the Company.  By letter dated March 24, 2009, counsel for the Company and Messrs. He and Stulga submitted a response in opposition to Plaintiffs’ March 17, 2009 letter.

By the Court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part.  At this preliminary stage of the litigation, the Court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the Court dismissed plaintiffs’ claims to the extent they were based upon Fuwei’s alleged failure to disclose the DMT arbitration proceeding.  The Court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

The Court sustained plaintiffs’ remaining claims.  However, the Court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, an Answer to the Amended Complaint was filed on behalf of the Company, Mr. He and Mr. Stulga. The Underwriter Defendants also filed an Answer to the Amended Complaint. The answering parties denied liability to the plaintiffs and asserted numerous affirmative defenses to the plaintiffs' complaint. On October 2, 2009, the Court entered a case management plan and scheduling order, which sets deadlines relating to pre-trial discovery, mediation, and dispositive motions.

On November 12, 2009, the Company become aware of the final verdict issued by the Supreme People's Court of Shandong Province, concerning the three major shareholders, Messrs. Jun Yin, Tongju Zhou and Duo Wang. The Supreme People's Court upheld the initial verdict issued by the Intermediate court in March 2009. All of the personal property of these three shareholders will be confiscated by the Chinese government. Messrs. Yin, Wang and Zhou have no involvement in Fuwei’s day-to-day operations.

The Company may encounter damages from the class action complaint, and its operation and financial statement may be adversely effected. As of September 30, 2009, the Company’s management believed that the allegations are without merit. However, we are currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter. Currently, there is no evidence or legal findings indicating that the asset, which the Company acquired from auction, could be disposed. At present, it is difficult for the management to predict how the change of 65% shares ownership will affect the Company.

The Company’s management continues to believe that the plaintiffs’ allegation’s are without merit. The Company intends to defend itself vigorously against the claims and has engaged a law firm in this regard. However, the Company's management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter. As of September 30, 2009, the Company has not accrued any liability in connection with this litigation except for the defense expenses.

NOTE 14 - MAJOR CUSTOMERS AND VENDORS

There were no major customers which accounted over 10% of the total net revenue for the nine months period ended September 30, 2009 and 2008.

One vendor provided approximately 47.7% of the Company’s raw materials for the nine months ended September 30, 2009. The Company had RMB6,504 (US$953) advance to the vendor as of September 30, 2009. Two vendors provided approximately 62.0% of the Company’s raw materials for the nine months ended September 30, 2008 with each vendor accounting for about 49.3%, and 12.8%, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Results of operations for the nine months period ended September 30, 2009 compared to September 30, 2008

Our operating performance has been adversely affected, due to the global financial crisis.  We have taken a series of measures to increase the profitability by reducing costs and increasing the sales price in the three quarters of 2009. Our operation performance in the second and third quarter began improving gradually. However, as a result of a great competition in the Chinese domestic BOPET market, which is caused by the imbalance of supply and demand, and the insignificant increase of the market demand of specialty films, our revenue continued to decline during the third quarter of 2009. Furthermore, although the BOPET tax rebate increased from 11% to 13%, there was no increase in the export of BOPET due to the decrease in overseas market demand. In addition, some countries have adopted policies such as trade protectionism which has adversely affected our exports. Due to the foregoing reasons, our operating performance during the third quarter of 2009 has declined significantly compared to the same period of 2008.

As of the nine months ended September 30, 2009, based on the judgment in connection with the inventory fair value and recoverability for the account receivables by the Company, RMB 2.3 million was classified as the inventory impairment and recorded as a component of cost of good sold, and RMB5.4 million as the provision for doubtful debts for the account receivables. Property, plant and equipment are the resource of revenue and gross profit.  Comparatively, the decline in the revenues in the same period of 2008 was due to the decrease of the sales price, which was due to the financial crisis. The management believes that the economy will start recovering from the second half of 2009 to 2010, and the decline in revenue will change as well. As a result, property, plant and equipment do not require the impairment reserve.

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Nine Months Period Ended September 30, 2009	Nine Months Period Ended Septemper 30, 2008
	(as % of Revenue)
Gross profit	6.0	16.7
Operating expenses	（13.0）	（8.2）
Operating income/(loss)	（7.0）	8.5
Other income/(expense)	（2.7）	（0.7）
Income tax benefit/(expense)	1.5	（0.7）
Net income/(loss)	（8.3）	7.1

Revenue

The Company’s revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the nine months period ended September 30, 2009 were RMB 236.7 million (US$34.6 million), compared to RMB 348.6 million (US$49.8 million) during the same period in 2008, representing a 32.1% decrease.

The sales of specialty films during the nine months period ended September 30, 2009 were RMB21.8 million (US$ 3.2 million), reflected 9.2% of total net sales as compared to 27.8% in the same period of 2008, a decrease of 18.6% compared to the same period last year. The decline of the sales of specialty film was largely attributable to the decrease of the demand of the specialty film. Due to the global financial crisis, the market demand for high value-added packaging declined. Our clients have adjusted their demands of products, by decreasing their demand in the specialty films, such as laser anti-counterfeit films, and have increased their demand of highlight films, heat sealing films, and transfer film due to the change of application. In accordance with our clients' demand, we have changed our products mix, and have increased the sales of some other high value-added products.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine Months Period Ended September 30, 2009		% of Total	Nine Months Period Ended September 30, 2008	% of Total
	RMB	US$		RMB
Printing film	26,924	3,944	11.4%	48,047	13.8%
Stamping film	121,863	17,852	51.5%	87,916	25.2%
Metallization film	28,508	4,176	12.0%	35,915	10.3%
Base film for other application	37,578	5,505	15.9%	79,716	22.9%
Special film	21,818	3,196	9.2%	97,035	27.8%

	236,691	34,673	100.0%	348,630	100.0%

Overseas sales during the nine months ended September 30, 2009 were RMB 24.5 million (US$3.6 million), which accounted for 10.3% of our total net revenues, as compared with RMB 48.7million (US$7.0 million) and 14.0% in the same period in 2008, which is 49.7% lower than the same period last year. The decrease in export sales was mainly due to the decline in the overseas market demand caused by the global financial crisis, especially the decrease of demand in the United States, Europe and South Korea. Despite the signs of recovery of global economy since the third quarter of 2009, the exportation of BOPET film in China is still recovering very slowly. We changed our products mix in order to increase our margin, by reducing the exportation of the low-priced products and raising the export sales of the high value-added products.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine Months Period Ended September 30, 2009		% of Total	Nine Months Period Ended September 30, 2008	% of Total
	RMB	US$		RMB
Sales in China	212,229	31,090	89.7%	299,975	86.0%
Sales in other countries	24,461	3,583	10.3%	48,654	14.0%

	236,691	34,673	100.0%	348,629	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Nine Months Period Ended September 30, 2009	Nine Months Period Ended September 30, 2008
	% of total	% of total
Materials costs	72.7%	79.7%
Factory overhead	13.0%	8.5%
Power	9.5%	7.9%
Packaging materials	3.0%	2.7%
Direct labor	1.8%	1.2%

Cost of goods sold during the nine months ended September 30, 2009 totaled RMB 222.5 million (US$32.6 million ) as compared to RMB 290.5 million (US$41.5 million) for the same period in the prior year. This was 23.4% lower than the same period in 2008, mainly due to the decline in the price of the raw materials and decreased sales in the nine months of 2009 compared to the same period in 2008. In addition, in keeping with the instruction of ASC 420 (previously EITF96-9), the accrued impairment of inventory, RMB 2.3 million (US $0.3 million), is adjusted as the cost of sales since the quarter ending on September 30, 2009.

Gross Profit

Our gross profit was RMB 14.2 million (US$2.1 million) for the nine months ended September 30, 2009, representing a gross margin of 6.0%, as compared to a gross profit of 16.7% from the same period in 2008, a decrease of 10.7%. This was mainly due to a decrease in average sales price of our products during the nine months ended September 30, 2009 compared with the same period in 2008.

Operating expenses

Operating expenses for the nine months ended September 30, 2009 were RMB30.7 million (US$4.5 million), as compared to RMB2.0 million (US$0.3 million) or 7.2% higher than the same period in 2008. This increase was mainly due to increased labor and depreciation costs, accounts receivables allowances for doubtful other receivables.

Interest Expense

Interest expense totaled RMB 6.2 million (US$0.9 million) during the nine months ended September 30, 2009, 31.8% lower than the same period of 2008. The decrease is mainly due to the decreased interest rate compared to the same period of 2008.

Other Income (Expense)

Our other expense during the period ended September 30, 2009 amounted to RMB6.4 million (US$ 0.9 million), it increased 4.0 million compared to the corresponding period of 2008, it’s mainly due to decrease of other income.

Income Tax Benefit/(expense)

During the nine months ended September 30, 2009, the Company recorded an income tax benefit of RMB3.4 million (US$ 0.5 million) compared to a recorded income tax expense of RMB 2.5 million (US$0.4 million) during the same period in 2008. This increase was due to losses occurred in the prior two quarters ended September 30, 2009 and the deferred income tax benefit from bad debt allowances and depreciation.

Net Income/(Loss)

Net loss during the nine months of 2009 was RMB 19.5 million (US$ 2.9 million) compared to net income of RMB 24.7 million (US$3.5 million) during the same period in 2008, representing a decrease of RMB 44.2 million (US$6.5 million) from the same period in 2008. The decrease was mainly due to the global financial crisis which led to a decrease in demand for our products, especially the decreased demand of specialty films and the fierce competition in domestic market which resulted in sales price drop down, and also due to the allowances for doubtful account receivable and inventory impairment.

Results of operations for the three months period ended September 30, 2009 compared to September 30, 2008

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three Months Period Ended September 30, 2009	Three Months Period Ended September 30, 2008
	(as % of Revenue)
Gross profit	8.8	12.1
Operating expenses	(7.9)	(7.0)
Operating income/(loss)	0.9	5.2
Other income/(expense)	1.6	(1.3)
Income tax benefit/(expense)	(0.3)	(0.5)
Net income/(loss)	2.3	5.9

Revenue

Net sales during the third quarter ended September 30, 2009 were RMB 89.6 million (US$13.1 million), compared to RMB 119.8 million (US$17.5 million) during the same period in 2008, representing a 25.2% decrease.

The sales of specialty films during the third quarter ended September 30, 2009 were RMB 11.1 million (US$ 1.6 million), reflected 12.4% of total net sales as compared to 18.5% in the same period of 2008, a decrease of 6.0%, compared to the same period last year. The decline was largely attributable to the decrease in demand for luxurious packaging since the global financial crisis, which has caused a significant decline in the demand for the specialty film. The decline of the sales of specialty silm was largely attributable to the decrease of the demand of the specialty film. Due to the global financial crisis, the market demand for high value-added packaging declines. Our clients have adjusted their demand in the specialty films, such as laser anti-counterfeit films, and have increased their demand of highlight films, heat sealing film, and transfer film, due to change of application. In accordance with our clients' demand, we have changed our products mix, and have increased the sales of some other high value-added products.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three Months Period Ended September 30, 2009		% of Total	Three Months Period Ended September 30, 2008	% of Total
	RMB	US$		RMB
Printing film	10,292	1,508	11.5%	16,661	13.9%
Stamping film	53,441	7,829	59.6%	41,945	35.0%
Metallization film	8,105	1,187	9.0%	20,171	16.8%
Base film for other applications	6,616	969	7.4%	18,938	15.8%
Special film	11,149	1,633	12.4%	22,134	18.5%

	89,603	13126	100.0%	119,849	100.0%

Overseas sales during the third quarter ended September 30, 2009 were RMB 6.0 million (US$0.9 million), which accounted for 6.7% of our total net revenues, as compared with RMB 16.2 million (US$2.4 million) and 13.5% in the same period in 2008, which is 6.8% lower than the same period last year. The decrease in export sales was mainly due to the decline in the overseas market demand caused by the global financial crisis, especially the decrease of demand in the United States, Europe and South Korea. Despite the signs of recovery of global economy since the third quarter of 2009, the export of BOPET film in China is still recovering very slowly. We changed our product mix in order to increase our margin, by reducing the exportation of the low-priced products and raising the export sales of the high value-added products.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three Months Period Ended September 30, 2009		% of Total	Three Months Period Ended September 30, 2008	% of Total
	RMB	US$		RMB
Sales in China	83,564	12,241	93.3%	103,674	86.5%
Sales in other countries	6,039	885	6.7%	16,175	13.5%

	89,603	13,126	100.0%	119,849	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three Months Period Ended September 30, 2009	Three Months Period Ended September 30, 2008
	% of total	% of total
Materials costs	74.9%	79.9%
Factory overhead	12.5%	7.9%
Power	8.3%	8.3%
Packaging materials	2.9%	2.7%
Direct labor	1.4%	1.2%

Cost of goods sold during the third quarter ended September 30, 2009 totaled RMB 81.7 million (US$ 12.0 million) as compared to RMB 105.3 million (US$ 15.4 million) for the same period in the prior year. This was 22.4% lower than the same period in 2008, mainly due to the decline of sales volume and the price of the raw materials in the third quarter ended September 30, 2009 compared to the same period in 2008. The accrued impairment of inventory for the amount 2,300 RMB is adjusted as the cost of sales since the quarter ending on September 30, 2009.

Gross Profit

Our gross profit was RMB 7.9 million (US$ 1.2 million) for the third quarter ended September 30, 2009, representing a gross margin of 8.8%, as compared to a gross profit of 12.1% from the same period in 2008, a decrease of 3.3%. This was mainly due to a decrease in average sales price of our products during the second quarter ended September 30, 2009 compared with the same period in 2008.

Operating expenses

Operating expenses for the third quarter ended September 30, 2009 were RMB 7.0 million (US$1.0 million), as compared to RMB1.4 million (US$0.2 million) or 15.9% lower than the same period in 2008. This decrease was mainly due to decreased delivery cost and allowances for doubtful account receivable.

Interest Expense

Interest expense totaled RMB2.1 million (US$ 0.3 million) during the third quarter ended of 2009, RMB1.7 million higher than the same period of 2008. The decrease is mainly due to the decreased interest rate compare to the same period of 2008.

Other Income (Expense)

Other expense during the third quarter ended September 30, 2009 were 1.5 million (US$ 0.2 million) , 2.2% lower than the same period in 2008, the decrease is primarily due to reclassifying the inventory impairment to the cost of good sold in the period ending September 30, 2009.

Income Tax Benefit/(expense)

During the third quarter ended September 30, 2009, the Company recorded an income tax expense of RMB 0.3 million (US$ 04 million) compared to RMB 0.6 million (US$ 0.1 million) during the same period in 2008. This decrease was due tolower net income in the third quarter of 2009 than the same period in 2008, and the deferred income tax expense from bad debt allowances and depreciation.

Net Income/(Loss)

Net income during the third quarter ended September 30, 2009 was RMB 2.0 million (US$ 0.3 million) compared to net income of RMB 7.1 million (US$1.0 million) during the same period in 2008, representing a decrease of RMB5.1 million from the same period in 2008. The decrease was mainly due to the global financial crisis which led to a decrease in both the demand for our products and sale prices, and also due to increased allowances for doubtful account receivable and inventory impairment.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

From 2008 to September 30, 2009, our capital expenditures have been primarily financed through short-term borrowings from financial institutions and IPO funds. The interest rates of short-term borrowings from financial institutions during the periods from first quarter of 2008 to September 30, 2009 ranged from 0% to 5.841%.

We obtained new short-term loans on June 9, 2009 for RMB 14,000 maturing on June 8, 2010.  The annual interest rate is up by 10% compared with the fixed benchmark interest rate 5.31% announced by the People’s Bank of China. As of September 30, 2009, the interest rate in effect was 5.841%.

We entered into three interest free loan agreements with the Weifang Commercial Bank for the amount of (i) RMB10,000, effective January 13, 2009, with a maturity date of January 12, 2010;  (ii) RMB10,000, effective January 16, 2009, with the maturity date of January 12, 2012; and (iii) RMB5,000, effective December 2, 2008, with a maturity date of December 2, 2011. All of the above loans are interest-free loans.  These are industrial development fund loans administrated by the local government of Shandong Province, and made through the Weifang Commercial Bank, to be provided to local high-and –new tech enterprises for the purpose of enhancing innovation and technical research and development and to support their development. The proceeds of these loans have been used for the construction of the trial production line and for research and development.

On June 4, 2009, Shandong Fuwei entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$ 477 which is secured by a deposit of RMB 3,259. The lending rate is 0.2% down by trading day’s LIBOR interest, which is 1.38375%, in order to reduce the currency translation cost of Shandong Fuwei.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash flows provided by operating activities for the nine months ended September 30, 2009, was RMB 10.7million (US$ 1.6 million) compared to net cash flows used by operating activities of RMB 5.1 million (US0.7 million) for the nine months ended September 30, 2008, which is an increase of RMB 6.3 million (US$0.9million). This increase in cash flows from operating activities was attributable primarily to the decrease of accounts receivable and increase of advance from customers.

Working Capital

As of September 30, 2009 and December 31, 2008, the Company had negative working capital of RMB 98.2 million (US$14.4 million) and RMB 100.2 million (US$14.6 million), respectively. Although we have material negative working capital, the short-term current liability is mainly due to the short-term bank loans, which amounted to RMB153.2 million (US$22.4 million).  We have entered into negotiations with our lenders to extend the maturity date of these loans.

We anticipate that we will have adequate working capital in the foreseeable future. However, we may wish to borrow additional capital or sell our common stock to realize additional funds in order to expand and grow our operations.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of September 30, 2009 (in thousands RMB):

	Payments due by period
		Less than 1	1-3	3-5	More than 5
Contractual obligations	Total	year	Years	Years	years
			-	-	-
Rental obligations	80	80	-	-	-
Purchase obligations	149,430	149,430	-	-	-
			-	-	-
Total	149,510	149,510	-	-	-

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 13, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: November 16, 2009